Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) of TeleCommunication Systems, Inc. pertaining to the registration of 1,750,002 shares of its Class A Common Stock and to the incorporation by reference therein of our reports dated March 16, 2006, with respect to the consolidated financial statements and schedule of TeleCommunication Systems, Inc., TeleCommunication Systems, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of TeleCommunication Systems, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Baltimore, Maryland
March 31, 2006